1801 E. St. Andrew Place, Santa Ana, CA 92705 (714) 466-1000 Fax (714) 466-5800

Filed by Powerwave Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Powerwave Technologies, Inc.

Commission File No. 000-21507

NEWS RELEASE

FOR IMMEDIATE RELEASE Powerwave Contact: Kevin Michaels (714) 466-1608

Powerwave Technologies, Inc. to acquire LGP Allgon in $400 Million Strategic Combination

Santa Ana, CA and Stockholm, Sweden – December 1, 2003 – Powerwave Technologies, Inc. (NASDAQ: PWAV) (“Powerwave”) and LGP Allgon Holding AB (ST: LGPA) (“LGP Allgon”) today announced that they have agreed to combine their businesses in a strategic transaction under which Powerwave will acquire all of the outstanding shares of LGP Allgon common stock. The transaction, valued at approximately $407 million1, will be effected through a tender offer (the “Offer”) whereby Powerwave will exchange 1.1 newly issued Powerwave shares for each LGP Allgon share. This strategic combination will create a world-wide leader in the design and manufacture of a broad range of wireless infrastructure products with the capabilities to provide total customer solutions.

Bruce C. Edwards, President and Chief Executive Officer of Powerwave, stated: “The combination of Powerwave and LGP Allgon will extend our leadership in wireless infrastructure across key products and solutions, including coverage and capacity solutions and key base station subsystems. Combining our complementary geographical strengths and customer relationships will lead to numerous cross-selling opportunities for the combined company’s products on a global basis. We are excited about the opportunity to leverage one of the broadest portfolios of products and services in the wireless industry to enhance our leadership position in OEM and operator direct channels. We at Powerwave are proud to welcome the LGP Allgon team which has a strong heritage of product excellence and business execution.”

Commenting on the Offer today, Bengt Broman, President and Chief Executive Officer of LGP Allgon said: “LGP Allgon and Powerwave are an excellent combination. This strategic combination will result in a broader product portfolio for the existing generation technologies and provide a stronger platform for providing next generation technologies. This strategic combination will significantly expand geographic coverage for both businesses across all customer segments and markets and will create a truly global provider of higher value integrated wireless solutions.”

POWERWAVE ANNOUNCES COMBINATION

WITH LGP ALLGON

Powerwave and LGP Allgon have highly complementary product lines and technologies and a key benefit of the combination will be to expand their product portfolio while leveraging their industry leading engineering and design capabilities to provide total RF-based solutions to the wireless infrastructure marketplace. Powerwave and LGP Allgon believe that customers in the wireless infrastructure market can benefit from more complete end-to-end solutions for their complex network needs.

The combined company will have an enhanced platform to capture the next generation or 3G technology rollout with a broad product portfolio which includes multi-carrier power amplifiers, antennas, repeaters, integrated transceivers, and tower-mounted amplifiers. The combined company will also be able to offer to both original equipment manufacturers and mobile network operators a wide range of current generation products, including antennas, RF filters, RF power amplifiers, TMAs, combiners, repeaters, boosters, and a wide range of integrated products for use with wireless networks worldwide.

In addition, the combined purchasing power of the two organizations will enable the new company to achieve significant cost synergies while leveraging their production capabilities.

Pro forma combined sales for the twelve months ended September 30, 2003 exceed approximately $527 million2. Proforma combined fiscal year 2004 revenues are expected to be in excess of $600 million1. The combined company will have approximately 1,900 employees and operations in over 21 locations worldwide.

The transaction is expected to be accretive to Powerwave’s earnings per share in the first full quarter following the completion of the Offer, excluding one time expenses. The combined company believes that there are substantial opportunities for synergies and cost savings – in excess of $15 million in annual cost savings following integration – from efficiencies in manufacturing, purchasing, research and development, and sales.

In addition, Powerwave and LGP Allgon believe that there are significant further opportunities for revenue enhancement through maximization of the combined company’s broader product portfolio and complete RF solutions capabilities.

Under the terms of the Offer, which has been unanimously approved by the Board of Directors of both companies, LGP Allgon shareholders will receive 1.1 shares of newly-issued Powerwave common stock for each LGP Allgon share that they own. Based on Powerwave’s closing price on the Nasdaq National Market on November 28, 2003, the transaction values LGP Allgon shares at SEK 61.87 ($8.19501) per share. In addition, LGP Allgon shareholders will be offered the opportunity, under a cash alternative, to elect for all or a specified number of their LGP Allgon shares to be acquired by Powerwave for SEK 61.87 ($8.19501) in cash per LGP

POWERWAVE ANNOUNCES COMBINATION

WITH LGP ALLGON

Allgon share. LGP Allgon shareholders may tender their shares under both the share and cash alternative. The cash alternative of the Offer is not contingent on any external financing.

The cash alternative is subject to an aggregate maximum disbursement of $125 million (SEK 944 million1). In the event of a higher acceptance level, a proportionate reduction will be made, and excess shares shall be deemed tendered in accordance with the share alternative.

Following completion of the Offer and assuming all outstanding shares of LGP Allgon are tendered for stock, Powerwave shareholders will own approximately 54% and LGP Allgon shareholders will own approximately 46% of the combined company, on a basic share basis excluding Powerwave’s convertible subordinated notes.

Certain LGP Allgon shareholders, namely Dag Tigerschiöld, members of the Gottschlich family, and the Skanditek group, representing in aggregate approximately 19 percent of the voting rights and issued share capital of LGP Allgon, have entered into option agreements3 with Powerwave under which Powerwave may acquire their LGP Allgon shares, subject to certain conditions, for equivalent consideration as in the share alternative to the Offer.

Bruce Edwards will continue as CEO of the combined company. Seats on the Board of Directors of Powerwave will be made available to each of Dag Tigerschiöld and Mikael Gottschlich following the completion of the Offer.

Completion of the transaction, which is currently expected to occur in the first quarter of 2004, is subject to approval of shareholders of Powerwave of the issuance of Powerwave stock in the Offer and amendment of the Certificate of Incorporation to increase the authorized shares of common stock of Powerwave. The Offer is also subject to the tendering to Powerwave of over 90% of the outstanding shares and votes in LGP Allgon on a fully diluted basis. The transaction will also be subject to applicable governmental approvals and other customary closing conditions.

Deutsche Bank Securities acted as sole financial advisor to Powerwave. Merrill Lynch and Enskilda Securities acted as co-financial advisors to LGP Allgon.

Webcast

Powerwave is providing a simultaneous webcast of its conference call announcing this proposed transaction on Monday, December 1, 2003, at 5:30am Pacific Standard Time. To access this audio webcast, log onto www.powerwave.com/investor.asp and select the Powerwave LGP Allgon Conference Call. Alternatively, log onto www.placeware.com/cc/vcc/ and provide the Meeting ID of W161620 and the Meeting Key of 769938. The call will last for approximately one hour. To listen to the live call, please call (719) 457-2642 and request the Powerwave Conference Call. A replay of the webcast will be available beginning approximately two hours after

POWERWAVE ANNOUNCES COMBINATION

WITH LGP ALLGON

completion of the initial webcast. Additionally, an audio playback of the conference call will be available at approximately 9:30am Pacific Standard Time on December 1, 2003 through December 31, 2003 by calling (719) 457-0820 and entering reservation number 161620.

Powerwave is a leading independent supplier of high performance radio frequency (“RF”) power amplifiers. Powerwave designs, manufactures and markets both single-carrier and multi-carrier ultra-linear RF power amplifiers. Powerwave’s high performance products are key components in wireless communications networks, including Cellular, Personal Communications Services (“PCS”) and next generation or “3G” networks. Powerwave’s mission statement is to be the leading supplier of advanced RF power amplifier solutions for the wireless communications industry.

LGP Allgon develops, manufactures and markets telecom products to improve radio coverage, capacity and data speed in mobile communications networks throughout the world. The product range comprises antenna systems, coverage solutions, base-station systems and radio-link systems. Through the Contract Manufacturing business area, the Group is a leading contract manufacturer of advanced industrial components in its niche. The Group has approximately 1,400 employees in 12 countries. LGP Allgon is listed on the Attract 40 list of Stockholmsborsen (Stockholm Exchange).

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Powerwave intends to file a proxy statement on Schedule 14A in connection with the transaction, and to mail the proxy statement to its stockholders. Powerwave will also deliver to LGP Allgon shareholders an exchange offer prospectus under Swedish law. An English translation of the document will be provided to U.S. shareholders of LGP Allgon, and filed with the SEC under Form CB. Investors and security holders of Powerwave and LGP Allgon are urged to read the proxy statement and exchange offer prospectus when they become available because they will contain important information about Powerwave, LGP Allgon and the transaction. Investors and security holders may obtain a free copy of the proxy statement exchange offer prospectus (when they are available) as well as other documents filed by Powerwave with the SEC at the SEC’s website at www.sec.gov. A free copy of the proxy statement, exchange offer prospectus and such other documents may also be obtained from Powerwave. Powerwave and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Powerwave in favor of the transaction. Information regarding the interests of Powerwave’s officers and directors in the transaction will be included in the proxy statement.

FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking” statements including statements regarding benefits of the proposed exchange offer, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, improved cash flows, time to market for new products, satisfaction of conditions to closing, accretion to per share earnings and expectations for our products and plans for development and expansion. These statements are based on our respective management’s current expectations. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, we may be unable to obtain stockholder or regulatory approvals required for the exchange offer.

POWERWAVE ANNOUNCES COMBINATION

WITH LGP ALLGON

Problems may arise in successfully integrating our businesses. The exchange offer may involve unexpected costs. We may be unable to achieve cost-cutting synergies. Our businesses may suffer as a result of uncertainty surrounding the exchange offer. Other potential risks and uncertainties include, but are not limited to: customer order cancellations or deferrals; delays or cancellations of wireless network capacity expansions and buildouts for both existing 2G and 2.5G networks and new 3G networks; we require continued success in the design of new amplifier products and such products must be manufacturable and of good quality and reliability; our dependence on a limited number of customers for the majority of our revenues exposes us to potential reductions in revenue if such customers cease purchasing products from us; our business requires continued favorable business conditions and growth in the wireless communications market. Powerwave also notes that its reported financial performance and period to period comparisons are not necessarily indicative of the results that may be expected in the future and Powerwave believes that such comparisons cannot be relied upon as indicators of future performance. Powerwave also notes that the market price of its Common Stock has exhibited high levels of volatility and therefore may not be suitable for all investors. More detailed information on these and additional factors which could affect Powerwave’s operating and financial results are described in Powerwave’s Form 10-Q for the quarterly period ended September 28, 2003 and the Form 10-K for the fiscal year ended December 29, 2002, both of which are filed with the Securities and Exchange Commission, and other risks detailed from time to time in the Company’s reports filed with the Securities and Exchange Commission. Powerwave urges all interested parties to read these reports to gain a better understanding of the many businesses and other risks that the Powerwave faces. Additionally, Powerwave undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

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1 Based on SEK/USD exchange rate of 7.55 on November 28, 2003.

2 Based on converting LGP Allgon revenues using effective SEK/USD exchange rate of 8.49 for the twelve month period ending September 30, 2003 on a weighted average quarterly basis.

3 These option agreements are subject to the recommendation by the Board of Directors of LGP Allgon, that LGP Allgon shareholders accept the Offer, not having been withdrawn or materially adversely modified prior to the announcement that the Offer is implemented and that Powerwave publicly announces that the Offer is implemented no later than June 30, 2004.